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03002218

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SEC FILE NUMBER
8- 36214

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Smithtown Bypass, P.O. Box 5335
(No. and Street)

Hauppauge, NY 11788-0141
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Davidson 631-382-2663
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name — if individual, state last, first, middle name)

76-21 266 St, New Hyde Park, NY 11040
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 19 2003

OATH OR AFFIRMATION

I, Alan Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zeus Securities, Inc., as of December 31, 2002, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROL A. WALZ
Notary Public, State of New York
No. 01WA5018875
Qualified in Suffolk County
Commission Expires October 2005

Notary Public Feb 26, 2003

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the financial statements taken as a whole.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 24, 2003

Zeus Securities, Inc.
111 Smithtown Bypass
PO Box 5335
Hauppauge, NY 11788-0141

February 24, 2003

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040

Mr. Trainor:

I am writing at your request to confirm our understanding that your audit of the balance sheet of Zeus Securities, Inc. as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended, were made for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and cash flows of Zeus Securities, Inc. in conformity with generally accepted accounting principles. In connection with your audit, I confirm, to the best of my knowledge and belief, the following representations made to you during your audit.

1. I am responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

2. I have made available to you:

a. All financial records and related data.

b. Minutes of the meeting of stockholders, directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no:

a. Irregularities involving management or employees who have significant roles in the internal control structure.

b. Irregularities involving the employees that could have a material effect on the financial statements.

c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. I have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees.

b. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

c. Agreements to repurchase assets previously sold.

6. There are no:

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements. All revenues billed have been earned by the Company without the Company incurring any further liability.

9. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

10. Provision has been made for any material loss to be sustained in the fulfillment of, or from the inability to fulfill, any sales commitments.

11. I have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. No events have occurred subsequent to the balance sheet date that would require adjustments to, or disclosure in, the financial statements.

ZEUS SECURITIES, INC.

By Alan Wachs
President
2/26/03

ZEUS SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

ZEUS SECURITIES, INC.

TABLE OF CONTENTS

John T. Trainor
Certified Public Accountant

76-21 266 St
New Hyde Park, New York 11040

718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Alan Davidson
Zeus Securities, Inc.
111 Smithtown Bypass
PO Box 5335
Hauppauge, NY 11788-0141

I have audited the accompanying statement of financial condition of Zeus Securities, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeus Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the financial statements taken as a whole.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 24, 2003

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

ZEUS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash - First National Bank	$ 9,495	
Deposit Balance - Trading Account	71,052	
Trading Account - Marked to Market	2,814,929	
Commissions Receivable - Sterne Agee	35,879	
Total Current Assets		$ 2,931,355
FIXED ASSETS		
Automobiles	$ 20,712	
Furniture and Fixtures	2,869	
Total Fixed Assets (Note 3)		23,581
OTHER ASSETS		
Other Receivables	$ 6,996	
Prepaid Insurance	813	
NASD Warrants	3,300	
Security Deposits	5,976	
Total Other Assets		17,085
Total Assets		$ 2,972,021

LIABILITY AND CAPITAL

CURRENT LIABILITIES		
Accounts Payable	$ 13,184	
Payroll and Other Taxes Payable	27	
Accrued Expenses	10,000	
CF Margin Debt - Inventory	2,470,735	
Total Current Liabilities		$ 2,493,946
LONG-TERM LIABILITIES		
Loan Payable - A. Davidson	$ 18,946	
Total Long-Term Liabilities		18,946
Total Liabilities		$ 2,512,892
CAPITAL		
Common Stock	$ 10,000	
Paid-in Capital	396,161	
Retained Earnings (Deficit)	52,968	
Total Capital		459,129
Total Liabilities and Capital		$ 2,972,021

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31,2002

REVENUES		
Commissions and Income	$605,750	
Total Revenues		$605,750
Cost of Sales		
Clearing Costs	$ 27,822	
Interest Costs	97,309	
Other Costs	4,782	129,913
Gross Profits		$475,837
EXPENSES		
Salaries and Wages	$273,500	
Outside Services	39,460	
Repairs and Maintenance	8,183	
Rent or Lease	26,038	
Payroll and Other Taxes	19,930	
Insurance	13,644	
Business Expenses	3,079	
Telephone	10,356	
Travel	363	
Regulatory Fees and Expenses	2,794	
Utilities	1,642	
Legal and Professional	3,385	
Payroll Service	231	
Computer Expense	2,392	
Dues and Subscriptions	3,808	
Postage and Freight	1,595	
Supplies	809	
Office Expense	10,342	
Moving Expense	109	
Auto and Transportation	1,577	
Business Gifts	533	
Total Expenses		423,771
Net Income from Operations		$ 52,066

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS USED BY OPERATING ACTIVITIES

Net Income		$ 52,066
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities Affecting Operating Activities:		
Increase in Trading Account Marked to Market	$ 1,374,779	
Decrease in Deposit Balance - Trading Account	(39,887)	
Increase in CF Margin Debt	(1,365,266)	
Decrease in Additional Paid-in Capital	(124,646)	
Decrease in Accrued Expenses	(10,000)	
Decrease in Commissions Receivable - Dain	4,223	
Decrease in Payroll and Other Taxes Payable	(1,359)	
Decrease in Deposit - Dain	10,000	
Decrease in Other Receivables	2,835	
Increase in Commissions Receivable-Sterne	(35,879)	
Decrease in NASD Warrants	3,300	
Increase in Security Deposits	(3,080)	
Other Increases	107,981	
		(76,999)
Net Cash provided by Operations		$ (24,933)
CASH FLOWS USED BY OPERATIONS		
Net Cash Provided by Investing Activities		-
Net Increase (Decrease) in Cash		$ (24,933)
Cash at January 1, 2002		34,428
Cash at December 31, 2002		$ 9,495

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid-in Capital	Retained Deficit
Balance, January 1, 2002	$ 10,000	$ 520,807	$ (41,100)
Capital Additions		(124,646)	
Net Income (Loss)			52,066
Other Additions			42,002
Balance, December 31, 2002	$ 10,000	$ 396,161	$ 52,968

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	**$0**
Changes - End of Period	0
Balance - End of period	$0

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
COMPUTATION UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

Net Capital	
Total Stockholders' Equity	**$459,129**
Deductions and/or Charges **Non-Allowable Assets**	40,665
Net Capital Before Haircuts on Securities Position	$418,464
Haircuts on Securities Position	195,428
Net Capital (Note 2)	$223,036
Aggregate Indebtedness (Note 2) Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	42,156
Computation of Basic Net Capital Requirement Minimum Net Capital Required	100,000
Excess Net Capital (Notes 2 and 5)	$123,036

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Zeus Securities, Inc. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Stern Agee Capital Markets, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Dain Rauscher, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Dain Rauscher, Inc.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2002, the Company did not maintain a position in any marketable securities.

Chapter "C" Corporation

Zeus Securities, Inc. is a regular "C" corporation for federal and NYS corporation income tax purposes.

ZEUS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002 the Company had net capital of $223,036, which was $123,036 in excess of the amount required.

Note 3 - Fixed Assets

Fixed assets consist of an automobile and furniture & fixtures with a net book value in the amount of $23,581.

Note 4 - Reserve Requirements

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 5 - Excess Net Capital

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2002. There were no material differences in the computation of net capital of Zeus Securities, Inc.

ZEUS SECURITIES, INC.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2002

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 24, 2003

Mr. Alan Davidson
Zeus Securities, Inc.
111 Smithtown Bypass
PO Box 5335
Hauppauge, New York 11788

Dear Mr. Davidson:

I have audited the financial statements of Zeus Securities, Inc. for the year ended December 31, 2002 and have issued my report thereon dated February 24, 2003. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Zeus Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against

John T. Trainor
Certified Public Accountant

76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 24, 2003

Zeus Securities, Inc.
111 Smithtown Bypass
PO Box 5335
Hauppauge, NY 11788-0141

Gentlemen:

I have examined the general assessment and payments due SIPC by Zeus Securities, Inc., for the year ended December 31, 2002. The assessment and payments are reflected below:

Payment Date	January 27, 2002
Amount Paid	$150.00 (Minimum)
SIPC Collection Agent	Washington, D.C.

In my opinion, the aforesaid statement presents fairly the assessment determined and paid in accordance with applicable instruction and forms by Zeus Securities, Inc., at December 31, 2002.

John T. Trainor
Certified Public Accountant

February 24, 2003

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants